     As filed with the Securities and Exchange Commission on August 10, 2001
                                                     Commission File No. 0-32533


--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                          Post Effective Amendment No.1
                                       to
                                   FORM 10-SB

                              --------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             WORLD CYBERLINKS CORP.
                 (Name of Small Business Issuer in its charter)

            New York                                            11-3332134
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                           Identification No.)


                700 A Koehler Avenue, Ronkonkoma, New York 11779
               (Address of principal executive offices) (Zip code)

                    Issuer=s telephone number: (631) 471-6857


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001

                                (Title of class)

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                             Page
                                     PART I
                                     ------
Item 1.  Description of Business.............................................. 3

Item 2.  Management=s Discussion and Analysis of Financial Conditions
         and Results of Operations............................................11

Item 3.  Description of Property..............................................15

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......15

Item 5.  Directors, Executive Officers, Promoters and Control Persons ........17

Item 6.  Executive Compensation ..............................................19

Item 7.  Certain Relationships and Related Transactions ......................22

Item 8.  Description of Securities ...........................................24

                                     PART II
                                     -------

Item 1.  Market Price of and Dividends on the Registrant=s Common Equity
         and Other Stockholder Matters........................................25

Item 2.  Legal Proceedings....................................................27

Item 3.  Changes in and Disagreements with Accountants........................27

Item 4.  Recent Sales of Unregistered Securities..............................29

Item 5.  Indemnification of Directors and Officers............................29

                                    PART F/S
                                    --------

Independent Auditor's Report and Financial Statements.......................F-1

                                    PART III
                                    --------
Index to Exhibits

                                     PART I
                                     ------

ITEM 1.   DESCRIPTION OF BUSINESS

DEVELOPMENT OF THE COMPANY


         World Cyberlinks Corp. was incorporated in New York on August 2, 1995. We provide docking station solutions and communications software for mobile data collection and computing devices. Mobile data collection is the collection of information using small handheld computing devises usually performed away from the office. To date, our operations principally have involved research and development, market analysis and other business planning activities. We have had no revenues in fiscal year 2000 and the most current six month period ended January 2001. In addition, our independent certified public accountants have indicated that there is a substantial doubt to our ability to continue as a going concern in their report dated February 1, 2001 with respect to our financial statements as of July 31, 2000 and for the two years there ended. We have no subsidiaries.


         Our stock has been quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol AWCYB" since May 15, 1998. The stock currently trades on the National Quotation Bureau "Pink Sheets".


         We have two categories of products. First, our docking station solutions, ConXemDock and the ConXem EtherDock, are cradles for holding multiple portable computing devices (i.e. laptops, palmtops, personal digital assistants ("PDAs"), such as organizers, calendars and address books in a digital form, and handhelds). Our docking solutions combine with the portable computers to form a communications connection between the docked computer and either another computer or network server. Second, our software, ConXem and ConXem Pro, allows for multiple computers to communicate, transfer and exchange files concurrently with another computer or network server.

         Five broad U.S. patents protect our proprietary technology. We intend to file international patent applications in connection with this technology, where applicable. Our patents relate to docking stations, recepticals for connecting a mobile device to a computer or network and/or for charging of batteries, for portable and pen-based computing devices, such as a palmtop where a pen/cursor can be used as an input device by touching the screen with the pen, or any other data collection terminal for mobile computing.

         To date our revenues have been limited to the sale of beta units to Oracle Corp. Beta products are products that have been produced to test the product concept in the market and to get input from prospective customers for product design and functionality before the final product is put into production. This way, changes and improvements can be made to the final product before the tooling manufacturing expense is incurred. The products are out of beta testing, the design and specification have been completed for the tooling and a patent on the design has been filed for and issued. At present we have not yet completed the tooling process required to manufacture our products. However, as a result of our beta testing, we have proceeded with the design phase and have moved toward production by negotiating offshore manufacturing of our product with Northstar Systems. Northstar Systems is the prime contractor for cradle and connector manufacturing for Palm Inc. Based on our discussions with Northstar Systems, we have developed a pricing structure for our products. The suggested retail price for the docking station is $600.00, the distributor pricing is $450.00 and the original equipment manufacturer ("OEM") pricing is $400.00. While Conxem PRO is the same software as Conxem, the number of connected users, or seats, is sold on a different pricing model for the Fortune 500 and enterprise markets. The enterprise market consists of large companies with many computing devices on a network in use at all times. The Conxem product was designed to be sold to the small office/home office ("SOHO") market for no more than 24 users. The software was designed to be shipped with the docking station and sold online using a key system to release a full version of the software and to unlock a 60 day trial version.

         We anticipate that our revenues principally will be derived from sales of our ConXemDock and the ConXem EtherDock. Additionally, we have begun discussions regarding partnering and licensing agreements with various Windows(TM) CE mobile device manufacturers. We expect additional revenue from sales of our software to both the SOHO market and value added reseller distribution channels. ConXem software has been distributed by IBM=s Enterprise Solutions Division for use by the Long Island Railroad. We are seeking to expand this relationship into docking solutions and new products. Currently, we also are exploring the development of a device to interface with multiple communication appliances, such as cellular phones, pagers, and PDAs for use in the set top (such as cable) box market.


THE COMPANY'S PRODUCTS

         Our products include the ConXemDock and ConXem EtherDock docking station solutions, and ConXem and ConXem Pro software.

         Our docking station solutions and software products provide users the ease of movement and control of files between mobile devices and a personal computer (APC@) or network server. Multiple mobile computer users such as delivery personnel, utility meter readers, and field sales representatives can update, send and receive data simply by attaching their mobile computing devices to our docking station. Once the information has been sent, the scripting engine on the software provides the user with the ability to designate the location for each file to be delivered to the PC or network and then identifies information (or files) that should be sent back to the mobile computer. The scripting engine also provides for automatic updating of mobile computer applications and databases.

DOCKING STATION SOLUTIONS

         ConXemDock and the ConXem EtherDock are cradle devices that hold multiple mobile computers and provide power, communications, and in some cases, battery charging and maintenance. These devices also provide concurrent two-way file transfer between the docked handheld computer and either a PC or network server. The multiple unit docking stations are custom designed for each specific type of mobile device and will be distributed to customers through partners and under original equipment manufacturer and value added reseller agreements. Our patented technology underlies our two docking station solutions.

ConXemDock
----------

         The ConXemDock is a multiple unit docking cradle for use with handheld computers such as the IBM WorkPad(TM) and Palm, Inc.'s (formerly Palm Computing, Inc., a subsidiary of 3Com Corporation) Palm Pilot(TM) devices. This product is a four-unit cradle allowing multiple handheld devices to transfer data bi-directionally and concurrently between a personal computer and the docked handheld computers. With the ConXemDock, multiple handheld devices can now access, share and update the same files on the personal computer. The ConXemDock can be linked to connect up to 128 units simultaneously.

         We believe the ConXemDock is a cost-effective solution for the small office/home office marketplace. It allows the small office, such as a real estate office, independent insurance agency or route accounting companies, such as a mobile delivery service or a beverage distributor, to easily access and share information between multiple handheld devices and a personal computer.

ConXem EtherDock
----------------

         The ConXem EtherDock is a four-unit docking cradle that is specifically designed for the enterprise market. It enables large institutions to incorporate handheld computers within a network environment.

         The ConXem EtherDock for handheld devices, such as the IBM WorkPad(TM) or Palm(TM) devices, provides a concurrent network connection, known as TCP/IP, to the network. A concurrent TCP/IP connection occurs when more than one network connection from a mobile computer, such as a Palm Pilot(TM), connects to the network or PC. Similar to the ConXemDock, the user inserts the device into the dock and the files automatically are transferred. Our docking stations allow up to four such connections.


         We believe the automatic file transfer system will be very attractive to potential customers. Companies can use the Palm(TM) OS enterprise software from most any Palm Computing Platinum proven developer including Oracle Corp., Aether Systems, Inc., Puma Technology, AvantGo, ASL and others. Once the client/server software is installed, a user can place their handheld device in any ConXem EtherDock and connect directly to the network. The network administrator can view each handheld as a node, one connection to the network usually by connecting a cable to an RJ45 connection, on the network. An RJ45 connection is a standard network plug interface. There is no PC required with the ConXem EtherDock which reduces the cost of connecting the Palm devices. Other features include a parallel port for printing, which can be ideal in a retail environment. We believe the ConXem EtherDock provides low cost automated access to a network for users of Palm(TM) Pilots and WorkPads(TM).


SOFTWARE

         The ConXem and ConXem Pro software currently run under DOS, Windows(TM) 95, Windows(TM) NT, and Windows(TM) CE operating environments. The Windows 95/NT version was beta tested with the Long Island Railroad. Initially, these software programs will be available for purchase through resellers as well as our web site, worldcyberlinks.com.

ConXem Software for Windows(TM) 95/NT
-------------------------------------

         ConXem is a serial communications software package enabling file transfers between a PC or network server and multiple mobile computers. By establishing a connection between computers, the ConXem software instructs the connected computers to transfer files bi-directionally. The software is available in 1, 4, 8, 16, or 32 user versions. ConXem differs from other communications software applications in that it is a concurrent communications package. Specifically, it facilitates bi-directional file transfer between a computer or network server and multiple mobile computers. ConXem Pro also includes upgrade features to provide a turnkey docking station solution with battery maintenance, network and enterprise management tools.

         The ConXem client software, which resides on the mobile device, requires less than 100 kilobytes of memory. We believe the ConXem software is simple to set up. Initially, the administrator sets up the mobile user account and the corresponding file transfer script. The administrator then installs the mobile user=s account information and communications software onto a mobile computer. Thereafter, the user may simply connect the mobile computer to the server or docking station. The server application retrieves and executes the proper script file associated with the user ID from the user account base to automatically transfer the files. Meanwhile the administrator maintains control over the process.


         The software supports selected multiple port, I/O boards manufactured by Digi International, Equinox, Comtrol, Computone and other multiple port I/O board manufacturers. An I/O board is a circuit board designed to control the flow of information in two directions. A multiple port I/O board allows for multiple computers to communicate to one central processing unit.


ConXem Software for Windows(TM) CE
----------------------------------

         This version of the ConXem software is designed to run on Microsoft Windows(TM) CE devices. Microsoft Windows(TM) CE is geared for use on mobile computing devices. A number of prominent PDA hardware manufacturers have announced the introduction of new devices within the past year that could lead to additional sales opportunities for our products.

RESELLER RELATIONSHIPS


Aether Systems, Inc.
--------------------

         We entered into an open-ended reseller agreement with Aether Systems, Inc. (previously named Riverbed Technologies, Inc.), a public company, on November 23, 1998. Pursuant to this agreement, Aether will act as a distributor of our docking stations, ConXemDock and ConXem EtherDock, in conjunction with its own software. In exchange, we will offer the Aether software, along with our ConXemDock and ConXem EtherDock, through our channels of distribution. Aether is based in Falls Church, Virginia.


         We are included in the Aether Partner Guide and on the Aether web site as a solution partner and value added reseller. Our relationship with Aether should enable us to provide the lowest cost connection to a network and a total solution to mobile computing needs for anticipated customers.


         Aether develops specialized middleware (software that is not an operating system and sits between the operating system and application software) and connectivity software that allow an enterprise to exchange critical data with portable computing devices such as Palm, Inc.'s Palm Pilot(TM). This software significantly reduces the total cost of computing by eliminating the requirement of a companion PC and greatly simplifying the configuration and use of handheld devices. We currently do not maintain distribution or other marketing relationships, apart from our relationship with Aether.


CUSTOMER SUPPORT

         We anticipate offering technical support to customers who have either licensed our software or purchased docking station solutions. Technical support will include the maintenance of our products in accordance with specifications contained in our guide for such products, as well as access to technical support personnel by telephone, facsimile or e-mail. Potential customers under license agreements will be entitled to standard industry service that includes minor product updates and modifications, primarily fixes that are provided as patches or service releases.

MARKETING PLAN

         We developed a marketing strategy for our software and mobile docking solution products by emphasizing partnering, bundling and bounty agreements with key industry corporations that manufacture or integrate laptop, palmtop, PDAs and handheld mobile computing devices. Under these potential agreements, we hope to provide software and docking station solutions to be combined with other companies' products.

         We are targeting both Fortune 1000 companies as well as smaller companies, principally comprising the SOHO market for both docking station solutions and communications software, on a national level. We believe that mobile computing represents an important and growing segment for the consumer, SOHO and enterprise markets. We designed our products in an attempt to provide each market segment a simple, cost-effective solution with a unique and effective feature set which can easily be expanded.

         Our strategy is to partner with multi-port I/O board manufacturers and other original equipment manufacturers, develop value added reseller relationships, establish a retail channel utilizing manufacturers' representatives and pursue licensing agreements.

         We believe that this strategy will enable us to potentially leverage the existing value added reseller channel of the I/O board manufacturers while establishing a brand and developing a retail channel with a convenient and coordinated solution for the SOHO market. In addition, the potential original equipment manufacturing and licensing of docking solutions will generate fees to us over the life of each product. This positioning of the software and exploitation of the patents may provide us with revenues from both the SOHO and enterprise markets.

         Currently, our web site receives approximately four requests per week from prospective customers for our hardware and software. We have no assurance that this level of inquiry will continue if or when we are able to manufacture units for sale. Nor do we have any assurance whether such inquiries will result in actual sales. We are included on the Palm, Inc. web site as an enterprise solution provider. We have licenses with Palm for the Palm(TM) III and Palm(TM) V factor and connector use. We also are included on the Aether Systems, Inc. web site as a solution partner.


         Additionally, we plan to increase our exposure within the industry by attending trade shows, distributing corporate literature, facilitating the use of on-site application testing and partnering with industry leaders in each market segment.

INTELLECTUAL PROPERTY


         We rely on patents, copyrights, trademarks, trade secrets and other contractual confidentiality laws to establish and maintain proprietary rights in our technology and products. We presently own five patents in the United States covering certain of our technology. We will continue to seek patent protection for any improvements or enhancements likely to be incorporated in our products.


Patent Number     Date of Patent        Title of Patent
-------------     --------------        ---------------
5,301,346         April 5, 1994         Method and apparatus for transferring data
                                        between a host device and plurality of portable
                                        computers

5,461,717         October 24, 1995      Apparatus for transferring data between a host
                                        device and portable computers of various sizes
                                        and for recharging the batteries of same

5,586,002         December 17, 1996     Protective case and interface housing containing
                                        computer devices and the like

5,598,543         January 28, 1997      Method of interfacing between data transmission
                                        systems having an unequal number of transceiver
                                        ports

5,621,890         April 15, 1997*       Method and apparatus for transferring data between
                                        a host device and a plurality of portable
                                        computers

*The term of this patent shall not extend beyond the expiration date of Patent No. 5,301,346.


         U.S. patents expire 14 years from the date of application. There can be no assurance that any of these patents would be upheld as valid if litigated. While we believe that our patents have value, we also believe that our competitive position depends primarily on innovative skills, technological expertise and management abilities of our employees. We have granted a security interest in our five patents to FRF Holdings Corp. as collateral for loans which it made to us. FRF Holdings Corp. was granted a security interest in our five patents as collateral. Although our relationship with FRF Holdings Corp. has been positive, FRF Holdings Corp. may, at any time, call the outstanding loan. Our inability to pay FRF Holdings Corp. the balance of their loan could lead FRF Holdings Corp. to take a possession of the patents.

MANUFACTURING & ASSEMBLY

DOCKING SOLUTIONS

         We plan to procure most of our components and subassemblies from third party vendors or subcontractors. We have been negotiating with Northstar Systems, Inc., the contract manufacturer for the Palm cradle and connectors. If we are successful in our efforts, Northstar will be our prime contractor. We also may work with other contract manufacturers in creating docking stations for other original equipment manufacturers.


COMMUNICATIONS SOFTWARE

         We are working to partner with a Palm developer who will produce a set of master CD-ROMs or diskettes and documentation for each software product. Our goal is to duplicate and package these CD-ROMs for sale by the reseller. We also plan to offer our software over the Internet and under a key system whereby the user is entitled to a free 90-day trial download. This offer will be available for the launch of each new version or upgrade.

RESEARCH AND DEVELOPMENT

         We seek to capitalize on our expertise in communications software and docking station solutions technology by developing products for new applications and increasing the functionality of existing products.

         The markets for our products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. As a result, we anticipate our future success will depend significantly upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards.

         We have budgeted for research and development to accommodate planned product introductions and enhancements. Since inception, we have expended approximately $316,000 on research and development.

COMPETITION

         The docking solutions and communications software markets are intensely competitive and are subject to rapid changes in both technology and the strategic direction of major hardware manufacturers and operating system providers. As such, our ability to compete will depend upon our ability to introduce new mobile computing solutions on a timely basis. We have limited resources and must restrict our product development efforts to a relatively small number of projects.


         However, as a small company, we believe we are able to respond to rapid changes within the mobile computing industry. Our current strategy to deal with competition is to set up a master distributor of our products and representatives to build a channel of distribution. We have also been pursuing OEM or private label agreements. Should there be any violations of our patents, we will seek to recoup any royalties owed to us through litigation.


         The principal competitive factors affecting the market for our docking solutions and communications software are compatibility with existing hardware and software solutions, added functionality which provides for user adaptively, product reliability, competitive pricing and the proprietary nature of the products.

DOCKING SOLUTION COMPETITORS

         Docking solutions are available from hardware manufacturers of mobile data collection devices and notebook computers, however, they are typically single unit cradles or multiple unit cradles with sequential data transfer. We believe our principal competitor is Symbol Technologies, Inc. They have introduced a four slot serial cradle that provides multiple unit synchronization capabilities and is compatible with the Symbol SPT 1500 and Palm(TM) IIIs. Other than Symbol, we are not aware of any other company offering multiple unit docking cradles as an enterprise solution for Palm devices or Windows(TM) CE devices.

COMMUNICATION SOFTWARE COMPETITORS

         We compete with software products manufactured by Traveling Software, Symantec Corporation, DataViz, Quarterdeck, and Puma Technology, Inc. for the single user. We are unaware of any other software currently available that provides concurrent, bi-directional multiple unit file transfer that will operate on a stand alone personal computer with programmable scripts for each user.


         We have refined our software to serve primarily the SOHO market. As a result, we now are engaged in discussions with companies including Aether Systems, Inc., Puma Technologies, ASL and AvantGo, among others, in an effort to supply our docking solutions coupled with their enterprise software solutions.


GOVERNMENT REGULATIONS

         We believe that our products are in material compliance with current government regulations, however, regulatory changes may require modifications to our products in order for us to continue be able to manufacture and market these products. It is possible that more stringent regulations in these or other areas will be issued in the future which could have an adverse effect on our business. In addition, sales of our products could be adversely affected if more stringent safety standards are adopted by customers.

         Certain of our products intentionally transmit radio signals as part of their normal operation. These products are subject to regulatory approval by the FCC and corresponding authorities in each country in which they are marketed. Such approvals are typically valid for the life of the product unless and until the circuitry of the product is altered in material respects, in which case a new approval must be required.

EMPLOYEES


         We currently have no employees. In addition to our management, we have a technical team comprised of a chief technology officer, primarily responsible for docking station solutions and software development activities. Our officers devote on average 15 hours a week on a part-time basis. We utilize one part-time programmer who is an independent contractor and also subcontracts much of our software programming to other parties. We also work with several part-time consultants to assist in hardware development.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

         The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included in Part F/S of this registration statement.


         Since inception, we have developed both hardware and software for the mobile computing market. To fund operations to date, we have relied upon private placements and have borrowed money from officers and consultants. Our accumulated net losses through January 31, 2001 total approximately $892,000. The lack of funds to tool and build our docking station inventory has been detrimental to our growth and ability to generate income.


         To date our limited revenues were from sales associated with the beta testing of our products. We have not completed the tooling process required to begin our product manufacturing. We had and continue to have sales inquiries for our products. However, we have no backlog of orders at this time.


         During the year 2001, we will require at least $100,000 to continue the operation of the business including sales and marketing expenses, lease commitments and other general office expenses. In addition, we will need a cash infusion of a minimum of $1,000,000 to allow us to complete tooling and manufacture approximately 1,000 cradle units. We have no assurance that we will continue to be able to obtain any sort of financing on commercially acceptable terms, if at all.


         In their report dated February 1, 2001 in connection with their audit of our financial statements as of July 31, 2000, the years ended July 31, 2000 and 1999 and for the period August 2, 1995 (inception) through July 31, 2000, our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern. Their opinion is based in part on our recurring losses from operations, negative working capital and stockholders' deficit.

         On January 1, 1998, the board of directors resolved to change our year-end to July 31 from December 31 effective with the fiscal period beginning January 1, 1998.

                             SELECTED FINANCIAL DATA

         The following table sets forth summary historical financial data for the dates and periods indicated in the following table. The summary historical financial data for the fiscal year ended July 31, 2000 are derived from our financial statements which have been audited by Israeloff, Trattner & Co., P.C., independent certified public accountants, appearing elsewhere in this registration statement. The financial statements for the six and three months ended January 31, 2001, have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of our financial position and results of operations in accordance with generally accepted accounting principles. The information below should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement.



                                         SIX MONTHS ENDED             YEARS ENDED
                                         ----------------             -----------
                                         JANUARY 31, 2001    JULY 31, 2000    JULY 31, 1999
                                         ----------------    ------------------------------
STATEMENT OF OPERATIONS DATA:
Net Revenue                                $        --        $       --        $      --
Costs and expenses                             962,924         2,964,620         5,164,984
Net loss                                      (962,924)       (2,964,620)       (5,164,984)
Net loss per share                                (.13)             (.50)            (1.38)
Weighted average shares outstanding          7,210,000         5,874,000         3,741,000

BALANCE SHEET DATA:
Working capital (deficit)                    $(736,580)       $ (686,458)
Property and equipment, net                      5,976             6,828
Total assets                                    24,911           213,517
Total liabilities                              943,265           834,147
Shareholders' deficit                         (918,354)         (620,630)


         Since we have not generated any significant revenues to date, we should be considered a development stage entity.

RESULTS OF OPERATIONS OF THE COMPANY

Six months ended January 31, 2001 compared to six months ended January 31, 2000


         Our loss for the six months ended January 31, 2001 amounted to $962,924. During this period, we recorded stock based compensation for the shares issued to employees for their services rendered during the period ($409,000), to our outside counsel, (including, David Grossman), ($273,500) and to our financial and public relations firm for their services rendered in the period ($193,700). Other than the value of shares issued in the period for services, operating expenses amounted to approximately $87,000. On November 1, 2000, we entered into a retainer agreement with David B. Grossman, P.C. to represent us in corporate matters. The firm is compensated at the rate of $350 per hour pursuant to an initial retainer of $25,000, payable as 600,000 shares of our common stock, upon the execution of the agreement. This agreement supercedes an agreement we entered with Mr. Grossman on November 1, 1999 whereby he was engaged as president, chief executive officer and inside corporate counsel for a period of five years ending December 1, 2004. In exchange for his services, Mr. Grossman was to receive 1,000,000 shares of restricted stock over the term of the agreement together with any other compensation approved by the board of directors. In addition, Mr. Grossman was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduced to us. As compensation for his one-year tenure as president, Mr. Grossman received payment of 200,000 shares of common stock and an additional 200,000 shares for his services in connection with a litigation matter during the same period. Pursuant to these arrangements, we recorded compensation of $228,000 in the six months ended January 31, 2001 related to the issuance of 520,000 shares and $112,000 in the six-months ended January 31, 2000 related to the issuance of 200,000 shares.

         Compensation for subsequent litigation will be handled on a case-by-case basis.

         Our loss for the six months ended January 31, 2000 was approximately $1,659,000. We recorded expenses related to the fair value of shares issued for employees, our outside attorneys and our financial and public relations firm of $1,000,000, $187,000 and $373,000, respectively. In addition, we incurred other operating expenses during this amounting to approximately $100,000.


         We recorded no revenues for either period.

Three months ended January 31, 2001 compared to three months ended January 31, 2000


         We incurred losses of $570,580 and $647,684 for the three months ended January 31, 2001 and 2000, respectively. The cost of shares issued as compensation for our employees, outside counsel and financial and public relations firm made up the significant portion of the losses. The following table summarizes the value of such shares issued in the periods:



--------------------------------------------------------------------------
                              Three Months Ended        Three Months Ended
--------------------------------------------------------------------------
                               January 31, 2001          January 31, 2000
--------------------------------------------------------------------------
Employee compensation              $134,000                  $338,000
--------------------------------------------------------------------------
Legal fees                          273,500                    93,500
--------------------------------------------------------------------------
Public relations                    193,700                   186,000
--------------------------------------------------------------------------


         Other operating expenses amounted to approximately $30,000 during the three months ended January 31, 2001 and the three months ended January 31, 2000.

         We had no revenues for either of these three month periods.

Year ended July 31, 2000 compared to year ended July 31, 1999


         We incurred net losses of $2,964,620 and $5,164,984 for the years ended July 31, 2000 and 1999, respectively. The cost of shares issued as compensation for our employees, outside counsel and financial and public relations firm made up the significant portion of the losses. The following table summarizes the value of such shares issued in each of the years:

-------------------------------------------------------------------------
                                 Year Ended                   Year Ended
-------------------------------------------------------------------------
                                July 31, 2000               July 31, 1999
-------------------------------------------------------------------------
Employee compensation            $1,486,300                   $3,288,000
-------------------------------------------------------------------------
Legal fees                          373,000                      708,332
-------------------------------------------------------------------------
Public relations                    747,000                      132,000
-------------------------------------------------------------------------



         During June 1999, we entered an agreement with our public relations firm. Under the agreement, they were issued 500,000 shares of restricted stock in exchange for providing public relations services to us over an eighteen month period. In addition, they were issued warrants to acquire 500,000 shares of our common stock at $.01 per share.

         In June 1999, we completed a settlement agreement with John Russell whereby we issued 1,000,000 shares of common stock to him for services he rendered and would render as a consultant to us and as repayment of certain amounts he advanced to us. The settlement agreement was in resolution of litigation by Mr. Russell against us, satisfaction of one year of salary for a prior year, satisfaction of loans to us and outstanding expenses owed to Mr. Russell. Mr. Russell is not currently, nor has he been since December 1998, under any agreement with us to provide services, although Mr. Russell did provide additional consulting services to us for a brief period after his resignation.

         Our other operating expenses amounted to approximately $358,000 for the year ended July 31, 2000 as compared to $1,034,000 for the year ended July 31, 1999. The largest declines occurred in employee compensation ($400,000), as we cut back on the number of employees , advertising expenses ($153,000) and consulting fees ($130,000).


         We had no revenues for either of these years.

LIQUIDITY AND CAPITAL RESOURCES


         To date, our operations have been funded by the issuance of equity securities and convertible debt securities. We have compensated various suppliers, consultants and employees by issuing shares of stock in lieu of cash. In 1999 and 2000, FRF Holdings Corp., a holding company owned by, Frank Schwamborn, the president of Puritan Management Inc. our outside financial and public relations firm and John Russell, our former president, advanced funds totaling $219,855 to us in the form of 12% interest bearing loans. FRF Holdings Corp. was granted a security interest in our five patents as collateral. Although our relationship with FRF Holdings Corp. has been positive, FRF Holdings Corp. may, at any time, call the outstanding loan. Our inability to pay FRF Holdings Corp. the balance of their loan could lead FRF Holdings Corp. to take possession of the patents.

         In their report dated February 1, 2001 in connection with their audit of our financial statements for the years ended July 31, 2000 and 1999 and for the period August 2, 1995 (inception) through July 31, 2000, our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern. At January 31, 2001, we had a working capital deficiency of $736,580. In addition, we are in need of financing to continue operations and begin manufacturing. We will require at least $100,000 to fund continued operations for the next twelve months, exclusive of any cash requirements for manufacturing. In addition, we will require a cash infusion of at least $1,000,000 to complete tooling and manufacture 1,000 docking station units for sale. We anticipate raising funds through either a private placement offering, a merger with a distributor, or an original equipment manufacturer agreement. However, we have no assurance that we will be able to procure financing on commercially acceptable terms, if at all. If we are not able to procure any financing, we may have to curtail operations.


YEAR 2000 COMPLIANCE

         Year 2000 considerations did not materially impact our internal operations. Latent Year 2000 considerations may have an effect on some of our customers and suppliers, and thus indirectly affect us. It is not possible to quantify the aggregate cost to us with respect to customers and suppliers with Year 2000 problems, although we do not anticipate such problems will have a material adverse impact on our business.

FORWARD LOOKING STATEMENTS

         Statements that are not historical facts included in this registration statement are Aforward-looking statements@ and involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that we expect, believe, project, intend or anticipate will or may occur, including such matters as future capital, business strategies, expansion and growth of our operations and future net cash flows. Factors that could cause actual results to differ materially are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of our products, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the results of financing efforts and regulatory developments and compliance. We disclaim any obligation to update or revise any forward-looking statements to reflect new events or circumstances or to reflect the occurrence of anticipated or unanticipated events, other than as required by law.

ITEM 3.   DESCRIPTION OF PROPERTY

         We lease approximately 600 square feet of office space, at a monthly rental of $450.00, at 701 Koehler Avenue, Ronkonkoma, New York, 11779. This office space is subject to a one year lease that expires on February 1, 2002. The space is utilized for a sales office. We believe that these facilities are adequate for our current needs and anticipated future needs.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of January 31, 2001 certain information with respect to the amount and nature of beneficial ownership of the common stock held by: (i) each person known to us to be a beneficial owner of more than 5% of our outstanding stock; (ii) each person who is a director or an executive officer of us; and (iii) all our directors and executive officers as a group.

NAME AND ADDRESS OF
BENEFICIAL OWNER                    NUMBER OF SHARES (2)(3)         PERCENT (4)
----------------                    -----------------------         -----------
Michael Tobin (1)                           192,000                    2.49%

James Gardner (1)                           146,000                    1.89%

Jeffrey Denenberg (1)                        93,750                    1.22%

David Grossman (1)(5)                       895,000                   11.61%

Richard Stegner (1)(5)                      281,250                    3.65%

Parrish Brian & Co., Inc. (6)               748,000                    9.70%
  PO Box 8677
  Woodcliff Lake, NJ 07675

Puritan Management Inc. (7)                 635,100                    8.24%
  1636 Union Blvd.
  Bay Shore, NY 11706

John Russell (8)                            915,000                   11.87%
  45 Abbott Place
  West Bay Shore, NY 11706

Directors and Executive Officers          1,608,000                   20.86%
As a group  (5 persons)

--------------------

*      Less than 1%

(1)    The business address for each person named is c/o World Cyberlinks Corp.

(2) Share amounts listed for officers and directors reflect all shares earned, whether issued or issuable, through January 31, 2001 pursuant to employment agreements.


(3) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted.


(4) The records of American Stock Transfer & Trust Company on January 31, 2001 indicate we have 8,197,500 shares of common stock outstanding. However, we recalculated our outstanding common shares on January 31, 2001 as 7,707,585 based on the factors set forth in footnote (2) above and footnote (5) below.

(5) Reflects shares earned, whether issued or issuable, through January 31, 2001. Our stock transfer records incorrectly reflect the total share amounts to be earned pursuant to multi-year employment agreements. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors.

(6) Parrish Ketchmark, President of Parrish Brian & Co., Inc. was an officer from November 2, 1997 to June 29, 1999 and a director from November 2, 1997 to November 3, 1999. The number of shares listed include all shares of our common stock held by entities owned or controlled by Mr. Ketchmark.


(7) Puritan Management Inc. is a financial and public relations consulting company that provided services to us in exchange for our common stock. Frank Schwamborn exercises voting and dispositive control over Puritan Management Inc. Puritan also has loaned funds to us for working capital purposes. Puritan is owned and controlled Frank Schwamborn, a co-owner of FRF Holdings Corp.., a holding company that has loaned substantial funds to us for working capital purposes and holds a first security lien on our five patents.

(8) Mr. Russell served as our president, chief executive officer and chairman from November 2, 1997 to October 31, 1999. Mr. Russell is a co-owner of FRF Holdings Corp., a holding company that has loaned substantial funds to us for working capital purposes and holds a first security lien on our five patents.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth our directors and executive officers as of the date of this registration statement, with each position and office held by them.

NAME                         AGE          POSITION WITH COMPANY
----                         ---          ---------------------
Michael Tobin                58           President and Director

James Gardner                32           Secretary, Treasurer and Director

Jeffrey Denenberg            56           Chief Technology Officer and Director

David Grossman               49           Corporate Counsel and Director

Richard Stegner              64           Vice President and Director

         MICHAEL TOBIN was elected as a director on May 3, 2000 and became president on November 1, 2000. He was president of TCE Group, an advertising and marketing company, from August 1983 to September 1999. Mr. Tobin was vice president marketing of Revlon, Inc. and senior vice president marketing of Faberge, Inc. from 1970 to 1981. Mr. Tobin received his Bachelor of Business Administration from Baruch College in 1971 and his MBA in marketing from Long Island University in 1974.

         JAMES GARDNER joined us on November 1, 1999 as secretary and a director. He has been treasurer since November 1, 2000. He is the president of CJEFA Pizza Inc., a privately held chain of New York based restaurants, since 1995. He also serves as president of Lemrac Realty Corp., a privately held real estate development corporation, since 1997. Prior to these positions, Mr. Gardner was president of BRJ Trucking, a privately held long haul logistics company, from 1997 to 1999.

         JEFFREY N. DENENBERG has served as chief technology officer since November 1, 1999. He was elected as a director on March 14, 2000. Since 1993, he has been president of DTS, an executive technology consulting firm that specializes in resolving system and product design issues. Dr. Denenberg has also been active in engineering education, teaching graduate and undergraduate engineering and computer science courses at local universities (Fairfield, UNH, SHU, and UB) for several years and is currently the head of Electrical Engineering at the BEI School of Engineering at Fairfield University. He has 30 years of experience in the electronics, communications, and computer industries. He has worked as an engineer for Warwick Electronics, Motorola and Bell Telephone Laboratories, as an engineering manager for ITT and Prodigy Services Co., and as the Chief Technology Officer for Noise Cancellation Technologies. He received his Bachelor of Science from Northwestern University in 1966 and both his Master of Science and Ph.D. from the Illinois Institute of Technology in 1968 and 1970, respectively, in electrical engineering. Dr. Denenberg holds 20 patents covering a wide variety of technical areas. These include: active noise cancellation, digital signal processing, data compression, parallel processing, fault tolerant systems, pattern recognition, and consumer electronics. Dr. Denenberg has published many technical papers and has been a contributing author for two books. He is a senior member of the IEEE.

         DAVID GROSSMAN joined us on November 2, 1997 as inside corporate counsel. He was elected as president and chief executive officer on November 1, 1999, and served in those positions as well as corporate counsel through October 31, 2000. He currently is our corporate counsel and a member of our board of directors. Mr. Grossman formed David B. Grossman, P.C., a private law practice, in 1998. Prior to that, he was the senior partner in the law firm of Grossman & Wieczorek, P.C. from 1991 to 1995 as well as trial counsel to the firm of Coccozelli, Lerner & Meunkle, P.C. He received his Bachelor of Science from the State University of New York, Albany in 1983 and his Juris Doctor from Hofstra University in 1986.

         RICHARD STEGNER has been a director of the company since November 2, 1997. He has held positions as secretary, treasurer and currently is a vice president of the company. He also is a member of the compensation committee of our board of directors. Mr. Stegner currently is president of Exhibit Control. He served as the vice president of sales for Sparks Exhibits, Inc. from 1995 to 1999. His prior experience included vice president of sales at Dial Corp., ExhibitGroup NY from 1990 to 1995. In this position, he was the top sales producer for three consecutive years. Mr. Stegner has 30 years of sales and marketing experience selling high value products and services to the Consumer Electronics, PC/ CD-ROM and computer markets. He received a Bachelor of Science degree from Wagner College in 1960.

         Directors serve in their respective capacities for a term of one year or until their successors are duly elected and qualified. The executive officers are appointed by and serve at the will of the board of directors to serve until the earlier of their resignation or removal with or without cause by the board of directors. In December 1998, the bylaws were amended to expand the board of directors to seven members.

         There are no family relationships between any two or more directors or executive officers. There are no arrangements or understandings between any two or more directors or executive officers.

ITEM 6.   EXECUTIVE COMPENSATION

         The following summary compensation table shows the compensation and options paid during the last fiscal year to our chief executive officer and each executive officer and director whose annual compensation exceeds $100,000.


                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                       -------------------
NAME AND PRINCIPAL POSITION         YEAR(1)          SALARY           OTHER ANNUAL COMPENSATION(2)
---------------------------         -------          ------           ----------------------------
Michael Tobin                       8/1/99           $63,000(3)
   President                        to 7/31/00

David Grossman                      8/1/99           $168,000(4)              $42,000(5)
   President, CEO                   to 7/31/00



(1) We were not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act nor was such information previously required to be provided in response to a Securities and Exchange Commission filing for any period prior to this registration statement.

(2) None of the named executive officers listed received perquisites or other personal benefits exceeding the lesser of $50,000 or 10% of the total salary and bonus for such officer.

(3) Mr. Tobin received 112,500 shares of our common stock valued at $.56 pursuant to SOP 96.18.

(4) Mr. Grossman received 300,000 shares of common stock valued at $.56 pursuant to SOP 96-18.

(5) Mr. Grossman also served as corporate counsel during his tenure as president. He also received 75,000 shares of common stock for his services as corporate counsel from June 1999 to October 31, 1999. Since November 1, 2000, Mr. Grossman is compensated pursuant to a retainer agreement at the rate of $350 per hour payable in shares of our common stock valued at the closing price of $.48 on November 1, 2000. The agreement called for an initial retainer of $25,000, payable as 600,000 shares of our common stock. He has earned 420,000 shares through January 31, 2001 pursuant to this arrangement.


         All the members of our board of directors hold other positions with the company and are compensated in those capacities. The directors do not receive compensation for serving on the board. We do not have outside directors.

EMPLOYMENT AND CONSULTING CONTRACTS

         Certain of our officers and key employees are subject to employment agreements. To date, all compensation has been made in the form of equity securities. The value of the securities is based on the closing market price of our common stock on the date the agreement is entered into. Various consultants to the company are compensated in the same way as our employees.

         Michael Tobin, our president and director, has a two year employment agreement ending November 30, 2002 for compensation in common stock at the rate of 250,000 shares per year. Under the terms of his contract, Mr. Tobin may be reimbursed for any personal expenses as it relates to us if the compensation committee approves.

         Previously, on November 1, 1999, Mr. Tobin entered an agreement with us whereby he would hold the position of treasurer and vice president of sales and marketing for a period of two years ending December 1, 2001. In exchange for his services, Mr. Tobin was to receive 300,000 shares of stock over the term of the agreement. In addition, Mr. Tobin was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. The board of directors authorized 150,000 shares to Mr. Tobin for his performance under this agreement.


         On November 1, 2000, we entered into a retainer agreement with David B. Grossman, P.C. to represent us in corporate matters. The firm is compensated at the rate of $350 per hour pursuant to an initial retainer of $25,000, payable as 600,000 shares of our common stock, upon the execution of the agreement. This agreement supercedes an agreement we entered with Mr. Grossman on November 1, 1999 whereby he was engaged as president, chief executive officer and inside corporate counsel for a period of five years ending December 1, 2004. In exchange for his services, Mr. Grossman was to receive 1,000,000 shares of restricted stock over the term of the agreement together with any other compensation approved by the board of directors. In addition, Mr. Grossman was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduced to us. As compensation for his one-year tenure as president, Mr. Grossman received payment of 200,000 shares of common stock and an additional 200,000 shares for his services in connection with a litigation matter during the same period. Pursuant to these arrangements, we recorded compensation of $228,000 in the six months ended January 31, 2001 related to the issuance of 520,000 shares and $112,000 in the six-months ended January 31, 2000 related to the issuance of 200,000 shares. In addition, Mr. Grossman received 75,000 shares of common stock for his services as counsel to the company prior to November 1999.

         Mr. Grossman was paid 75,000 shares to investigate the fiduciary responsibilities of Director Parish Ketchmark and corporate counsel Thomas Boccieri. An exhaustive investigation into the underlying corporate documents resulted in the corporate prosecution of Director Ketchmark for breach of his fiduciary responsibility and his removal for cause. It further resulted in the termination of the legal services of Thomas Boccieri.

         As a result of his removal for breach of his fiduciary responsibility to us, former Director Ketchmark had some close associates, to whom he had gifted our shares, commence a shareholders derivative action to disclose the confidential minutes of the board of directors regarding actions taken by the board for his removal. Mr. Grossman was retained to further handle the specific litigation that had arisen. Litigation was resolved upon motions and order of the court granting the shareholders very limited access to only specific portions of a limited number of minutes concerning the issuance of preferred shares of our stock to Parrish Ketchmark. The shareholders application was denied in all other respects.

         The issuances of the preferred shares by former Director Ketchmark to himself were determined by Mr. Grossman to be contrary to the applicable provisions of the NYS Business Corporation Law and the preferred shares were rescinded with a direction to Parish Ketchmark to return the preferred stock.


         On November 1, 2000, James Gardner entered an agreement with us whereby he holds the positions of secretary and treasurer for a period of two years ending December 1, 2002. In exchange for his services, Mr. Gardner is to receive 250,000 shares of common stock over the term of the agreement together with any other compensation provided by the board of directors. In addition, Mr. Gardner is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. He received 125,000 shares of common stock for his services as secretary from November 1, 1999 through November 1, 2000 pursuant to a prior employment agreement.

         On November 1, 1999, Jeffrey Denenberg entered an agreement with us whereby he holds the positions of chief technical officer and director for a period of two years ending December 1, 2001. In exchange for his services, Mr. Denenberg is to receive 150,000 shares of common stock over the term of the agreement together with any other compensation provided by the board of directors. In addition, Mr. Denenberg is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. He received 75,000 shares of common stock for his services from November 1, 1999 through November 1, 2000.

         On May 30, 1999, Richard Stegner entered an agreement with us whereby he accepted the positions of secretary and treasurer and was engaged as vice president to provide sales and marketing services for a period of four years ending December 1, 2003. In exchange for his services, Mr. Stegner is to receive 750,000 shares of stock over the term of the agreement. In addition, Mr. Stegner is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. Mr. Stegner has received 187,500 shares of common stock for his services through May 30, 2000.

         John Russell was president of the company from November 1, 1997 through November 1, 1999. He received 250,000 shares of common stock in 1997 from one of our founders as an inducement to join us and an additional 250,000 shares for his services through November 1998. Mr. Russell subsequently received 1,000,000 shares of common stock in satisfaction of amounts owed to Mr. Russell by us and as compensation for his services as a consultant through November 30, 1999.


         Puritan Management Inc. provided financial and public relations management consulting services to us from June 30, 1999 through December 31, 2000 pursuant to a consulting agreement. During this time, Puritan advised on our direction concerning counsel, funding, restructuring, equity and litigation. Puritan received 500,000 shares of common stock and warrants to purchase 500,000 shares of common stock at $.01 in exchange for its services. Puritan exercised its 500,000 warrants for which it paid us $5,000 in March 2000.

         We entered a legal service retainer with Shepherd Lane, Esq. for a three year period ending August 2001. Under the terms of the agreement, Mr. Lane will receive 250,000 shares of our common stock and warrants to purchase 750,000 shares of common stock, exercisable at $.10. Through January 31, 2001, Mr. Lane earned 208,333 shares as compensation for his services. All of Mr. Lane's 750,000 warrants remain unexercised.

         In January and February 2000, we entered consulting agreements with Brighton Consulting Inc., a financial consulting firm, and Shawn Boyd, a financial consultant, to try to raise capital in a private offering. We issued 500,000 shares of common stock at $.01 per share in connection with those agreements. In March 2001, we received $2,500 in exchange for 250,000 shares of the common stock previously issued. We have not yet received the balance of $2,500 for the remaining 250,000 shares issued. We did not retain their services beyond December 2000 and they have been given notice of non-performance and breach of contract. Our counsel has notified both parties of their termination and demand for payment or return of certificates.

         The shares issued to both Brighton Consulting and Shawn Boyd were issued at $.01 per share based on a decision made by our board of directors that the need for public exposure to support our product outweighed the disparity between the then-current trading price and the price to be paid by Brighton Consulting and Shawn Boyd. Payment was contingent upon performance of their services. The board of directors felt that Brighton Consulting and Shawn Boyd were taking a larger risk in providing their services with payment being contingent upon our success.


DIRECTORS' COMPENSATION

         None of our directors received monetary compensation for their services as a director. However, each of our directors earned shares of our common stock pursuant to employment agreements in other capacities with us.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last two fiscal years, and through the date of this registration statement, we entered into several transactions with directors, officers and consultants.

         As of October 1997, we effected a 10,000 for 1 forward split on our common stock. All references to common stock give effect to this stock split unless otherwise indicated.


         From November 1997 through April 1998, we received a total of approximately $320,000 from lenders pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The related promissory notes bore interest at 12% per annum and were convertible into common stock at $1.00 per share. The promissory notes were subsequently tendered as payment for shares in conjunction with our June 1998 offering pursuant to Regulation D, Rule 504, of the Securities Act. We issued an aggregate of 110,000 shares to Parrish Brian & Company, controlled by Parrish Ketchmark, a member of the board of directors to repay $110,000 of loans to us as part of these transactions. There are no notes currently outstanding.

         In April 1999, we issued 50,000 shares of our common stock to John Fitsimmons, Director of Software Development, an employee as compensation pursuant to an employment contract.


         On June 30, 1999, we entered a consulting agreement with Puritan Management Inc. for financial and public relations services in exchange for 500,000 shares of common stock and 500,000 warrants to purchase shares of stock at $.01 per warrant. In March 2000, the board of directors approved the issuance of 500,000 shares of common stock, in exchange for $5,000, pursuant to the exercise of those warrants. The agreement ended by its own terms on December 31, 2000.

         On November 15, 1999 the board of directors voted to authorize the following shares of our common stock:

         o David Grossman -- 1,075,000 shares for payment as president pursuant to a five year employment agreement ending December 1, 2004 and for representing the company as counsel in a litigation matter;

         o John Russell -- 1,000,000 shares in satisfaction of amounts due to Mr. Russell and as compensation for serving as a consultant to us through November 30, 1999;

         o Richard Stegner -- 750,000 shares for prior services as secretary, treasurer and vice president and as director pursuant to a four year employment agreement ending December 1, 2003;

         o Puritan Management Inc. -- 500,000 shares in exchange for providing financial and public relations consulting to us pursuant to a consulting agreement ending December 31, 2000; and

         o Shephard Lane, Esq. -- 250,000 shares and 750,000 warrants exercisable at $.10 per share for legal services provided and to be provided to us through August 1, 2001.


         Messrs. Grossman, Stegner and Lane were erroneously issued the total amounts due to them under their respective employment and retainer agreements, although not yet earned under the terms of their agreements. We are informing our stock transfer company to correct their records to reflect that Mr. Grossman has earned 895,000 shares, Mr. Stegner has earned 281,250 shares, and Mr. Lane has earned 208,333 shares through January 31, 2001. We anticipate the shares which were erroneously issued will be returned to us. We have issued a directive on our behalf that all future agreements, whether employment or retainer, that issue stock as a form of compensation, cannot be made with prior approval of our president, the board of directors and our counsel.

         On December 21, 1999, we entered an agreement with FRF Holdings Corp., a holding company owned by the president of Puritan Management Inc. and John Russell. Under the terms of the agreement, FRF Holdings Corp. will advance funds to us on an "as needed" basis. As of January 31, 2001, we received a total of $219,855 in loans for working capital purposes. The loans are due on demand and bear interest at 12% per annum on the outstanding balance at the time of demand. In addition, FRF Holdings Corp. has been granted a first security interest in our patents as collateral for the loans.


         There currently are 750,000 warrants outstanding, exercisable at $.10, held by Shepherd Lane, Esq. under a legal service retainer.

         In January and February 2000, we engaged a financial consulting firm and financial consultant, respectively, to assist us in raising capital in a private offering. We issued a total of 500,000 shares of common stock at $.01 per share to the two parties in May 2000 pursuant to the agreements. In March 2001, we received $2,500 in exchange for 250,000 shares of the common stock previously issued. We have not yet received the balance of $2,500 for the remaining 250,000 shares issued.


         Our current and future policy for entering into transactions with affiliates is to refer the matter to our counsel for review and comment.


ITEM 8.   DESCRIPTION OF SECURITIES


         We were incorporated on August 2, 1995 with 200 shares, no par value. On October 15, 1997, we filed an Amendment to the Certificate of Incorporation to cancel the originally authorized 200 shares and to authorize 20,000,000 shares of common stock, par value $.001, pursuant to a 10,000 for one forward split. At the same time, we authorized and issued 5,000,000 shares of preferred stock, par value $.001 to Parrish Ketchmark, our former officer and director, and John Russell, our past president.The preferred stock was subsequently determined to be invalidly authorized because the issuance was not approved by a vote of our shareholders, and was subsequently rescinded. Mr. Russell has returned all of the shares which were issued to him. Mr. Ketchmark was notified to return his shares and we subsequently canceled the shares issued to him as part of a resolution of federal litigation brought my Mr. Ketchmark against us.


         In April 2000, the board of directors adopted a resolution to increase the authorized common stock to 100,000,000 shares. Our shareholders have not voted on this matter. The board of directors also adopted and subsequently rescinded a resolution for a 10 for one reverse split of our common stock prior to being presented to the shareholders for a vote. The total number of our common stock authorized remains at 20,000,000 shares.


         The records of American Stock Transfer & Trust Company indicated that we had 8,197,500 shares of common stock outstanding as of January 31, 2001. However, the records incorrectly reflect the total share amounts earned pursuant to multi-year employment or legal service agreements with three individuals. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors. We recalculated the shares outstanding to reflect the shares earned and issued or issuable to those three individuals as well as all outstanding agreements for stock compensation through January 31, 2001. The adjusted number of shares of our common stock outstanding at January 31, 2001 was 7,635,085.

VOTING RIGHTS

         Each holder of common stock is entitled to one vote per share with respect to all matters that are required to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so. Under the New York Business Corporation Law, a majority vote at a meeting of shareholders (or unanimous consent if shareholders act by written consent without a meeting) is required for all actions including removal of directors subject to certain limitations. There are no redemption or sinking provisions applicable to the common stock.

DIVIDEND POLICY

         Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the board of directors and from funds legally available therefor. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities.

         We have not declared or paid any cash dividends on our common stock since our formation, and do not presently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of our business. The future payment of cash dividends on the common stock will depend on our earnings, capital requirements and financial position, applicable requirements of the New York corporate law, general economic conditions and other factors considered relevant by our board of directors.

LIQUIDATION RIGHTS

         Upon dissolution, liquidation or winding up, the assets of the company will be divided pro rata on a share-for-share basis among holders of the common stock.

                                     PART II
                                     -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Our common stock began trading on the OTC Electronic Bulletin Board of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol AWCYB@ on May 15, 1998. As of May 15, 2000, our Common Stock has been listed on the National Quotation Bureau "Pink Sheets". The following table sets forth, for the periods indicated, the sales prices for our common stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The prices listed below are stated in U.S. dollars, which is the currency in which they were quoted.

                                                 BID                       ASK
                                                 ---                       ---
         PERIOD                           HIGH         LOW          HIGH          LOW
         ------                           ----         ---          ----          ---
         1998:
         Second Quarter                  2 5/16       15/16        3 1/8         1 1/2
         Third Quarter                   2 11/16      1 5/8        3 1/8         2 1/4
         Fourth Quarter                  2 15/16      2 1/16       3 7/16        2 1/8

         1999:
         First Quarter                   3 3/8        2 3/4        3 13/16       3 1/2
         Second Quarter                  3 1/8        1 7/8        33/4          3 7/16
         Third Quarter                   2            13/16        2 3/8         1 3/4
         Fourth Quarter                  9/16         1/4          7/8           11/16

         2000:
         First Quarter                   11/16        1/8          4 3/8         3/8
         Second Quarter                  3/4          1/4          2 15/16       9/16
         Third Quarter                   .30          .22          .39           .35
         Fourth Quarter                  .25          .08          1.01          .33

         2001:

         First Quarter                   .22          .13          .89           .48
           (through February 28, 2001)

         The closing price for our common stock on  March 30, 2001 was $.15.

         As of January 31, 2001, there were no options and 750,000 outstanding warrants to purchase shares of common stock.

         On January 31, 2000, the shareholders= list certified by American Stock Transfer & Trust Co. for our common stock showed 8,197,500 shares outstanding. The stock transfer records incorrectly reflect the total share amounts earned pursuant to multi-year employment or legal service agreements with three individuals. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors. We recalculated the shares outstanding to reflect the shares earned and issued or issuable to those three individuals as well as all outstanding agreements for stock compensation through January 31, 2001. The adjusted number of our common stock outstanding at January 31, 2001 is 7,707,585.

DIVIDEND POLICY

         Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefor. We have never declared or paid any cash dividends on our common stock, and do not presently anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of its business. The future payment of cash dividends on the common stock will be within the sole discretion of our board of directors and will depend on various factors considered relevant by our board of directors.

ITEM 2.   LEGAL PROCEEDINGS

         There currently are no legal actions pending against us or any of our officers or directors in their fiduciary capacities nor is any litigation threatened or anticipated to our knowledge.

Federal
-------

         In October 1999, a director under investigation by us commenced an action against our then president and a director in the United States District Court for the Northern District of New Jersey. In that action, the plaintiff sought injunctive relief to enjoin the company from holding a special meeting of the shareholders to consider whether the plaintiff had violated his fiduciary obligations to the shareholders and to consider whether to remove the plaintiff from his position for cause. The District Court judge denied the plaintiff's application in its entirety. Upon presentation of evidence to the shareholders of several instances of the plaintiff's breach of his fiduciary obligations to us and of his failure to return corporate securities that were irregularly issued, the plaintiff was removed from his position. The plaintiff then continued his action in Federal Court seeking the same relief. He also filed an application for payment of fees allegedly earned under a contract that would have been performed if he had not been terminated. We filed a counterclaim against the plaintiff and a motion to dismiss the entire complaint and to seek sanctions against him.

         The matter has been settled, by agreement of the parties to the litigation, with no cost to us. The matter has been dismissed.

State
-----

         In February 2000, certain minority shareholders commenced a shareholders' derivative action in the Supreme Court of New York, Kings County based upon the affidavit of the plaintiff in the federal matter described above. The matter was dismissed by agreement between the parties with no cost to us.

         In November 1999, we filed an action in the Supreme Court of New York, County of Suffolk against a former employee. The case was settled when the defendant agreed to return our property and restore the systems that he harmed. Although a damage claim remains open, it is not likely that we will continue to prosecute the claim because the damages may not warrant the additional expense.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


         Jonathon L. Anderson, CPA, PC audited our financial statements from our inception in 1995 to 1997.

         Jonathon L. Anderson, CPA, PC, the independent public accountant that was previously engaged as the principal accountant to audit our financial statements resigned as our principal accountant on March 6, 1998. However, Mr. Anderson remained as our corporate accountant. During the past five years, up to and including March 6, 1998, the date of resignation. Mr. Anderson's report on the financial statements has never (i) contained an adverse opinion or a disclaimer of opinion; nor (ii) been qualified or modified as to uncertainty, audit scope, or accounting principles. During the past five fiscal years, there were no disagreements between us and Jonathon L. Anderson, CPA, PC, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolve to the satisfaction of Jonathon L. Anderson, CPA, PC, would have cause to make reference to the subject matter of the disagreement or disagreements.

         We engaged Richard A. Eisner & Co., L.L.P. ("Eisner") to perform an audit of our financial statements for the fiscal years ended July 31, 1998 and July 31, 1999. The hiring of Eisner was approved by the Board of Directors. During our two most recent fiscal years and subsequent interim periods prior to the engagement of Eisner, we did not, nor did anyone on our behalf, consult Eisner regarding either the application of accounting principles to a specified complete or proposed transaction, or the type of audit report that might be rendered on our financial statements, and neither a written report or oral advice was provided to us that was an important factor considered by us, with respect to such consultation.

         Eisner did not complete the audits for the fiscal years ended July 31, 1998 and July 31, 1999. Therefore, Eisner resigned on March 8, 2000. During the past three fiscal years and subsequent interim periods, there were no disagreements between us and Eisner, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure which, if not resolved to the satisfaction of Eisner, would have caused Eisner to make reference to the matter in an audit report.

         On April 15, 2000, we hired Israeloff, Trattner & Co., P.C. to perform certain accounting services for us, and subject to stockholder approval, to perform an audit of our financial statements for the fiscal year ended July 31, 1999. The hiring of Israeloff, Trattner & Co., P.C. was approved by the Board of Directors. During our two most recent fiscal years and subsequent interim periods prior to the engagement of Israeloff, Trattner & Co., P.C., we did not, nor did anyone on our behalf, consult Israeloff, Trattner & Co., P.C. regarding either (A) the application of accounting principles to a specified, completed or proposed transaction, or the type of audit opinion that might be rendered on our financial statements as to which a written report or oral advice was provided to us that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial report issue, or (B) any matter that was the subject of a disagreement between the company and either Jonathon L. Anderson, CPA, PC, or Eisner, or an event described in paragraph 304(a)(1)(v) of the SEC's Regulation S-K.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

         During the three fiscal years preceding the date of this registration statement, we issued common stock in several transactions which were not registered under the Securities Act. All the following references to our common stock were adjusted to reflect our 10,000 for one forward stock split effected in October 1997.


         We issued shares of our common stock to our officers, directors and consultants pursuant to Section 4(2) as follows:



                           Officer, Director or Consultant              Number of Shares
June 1998
         Parrish Brian & Company, controlled by Parrish Ketchmark            110,000

April 1999
         John Fitsimmons                                                      50,000

November 1999
         David Grossman                                                    1,075,000
         John Russell                                                      1,000,000
         Richard Stegner                                                     750,000
         Puritan Management Inc.                                             500,000
         Shepard Lane, Esq.                                                  250,000(1)



(1) In addition, Mr. Lane was also issued 750,000 warrants exercisable at $.10 per share.



January/February 2000
         Shawn Boyd                                               250,000
         Brighton Consulting Inc.                                 250,000



**ADDITIONAL ISSUANCES [JOAN...PLEASE TRY AND DISCERN WHEN THE FOLLOWING SHARES WHERE ISSUED, THEN FIT THEM INTO THE ABOVE TABLE.]



         Mike Tobin                                               192,000
         James Gardner                                            146,000
         Grossman                         determine add'l shares & when issued
         Russell                          determine add'l shares & when issued
         Jeffrey Denenberg                                         93,750



         In June 1997, we conducted a private placement of 1,000,000 shares of our common stock at a price of $.10 per share. The purchasers were all accredited investors, as defined in Rule 501 of Regulation D. Sales of these securities were made pursuant to Rule 504 of Regulation D under the Securities Act. As a result of the private placement, we raised $100,000 for expenses related to participation in a trade show, the initiation of a marketing plan in connection with our software, retention of a consultant and working capital.

         From November 1997 through April 1998, we received a total of approximately $320,000 from purchasers who were accredited investors pursuant to
Section 4(2) of the Securities

Act. The related promissory notes bore interest at 12% per annum. These promissory notes were subsequently tendered as payment for the purchase of shares being offered pursuant to our June 1998 offering pursuant to Rule 504 of Regulation D under the Securities Act. There are no notes currently outstanding.

         In June 1998, we conducted a private placement offering for 900,000 shares of our common stock at a price of $1.00 per share, to accredited investors, for aggregate gross proceeds of $900,000. The aggregate gross proceeds includes the shares which were issued upon tender of the November 1997 and April 1998 notes. Sales of these securities were made pursuant to Rule 504 of Regulation D under the Securities Act. As a result of the private placement, we received net proceeds of approximately $850,000 that was used for marketing, new product research and development and working capital.

         On April 5, 1999, we sold 20,000 shares of our common stock at $3.00 per share, for net consideration of $50,000. This offering was in reliance on Regulation D, Rule 504 of the Securities Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our bylaws and Certificate of Incorporation do not provide for the indemnification of our officers and directors.


         We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act, for directors, officers and control persons is against public policy as expressed in the Securities Act and is therefore, unenforceable. Claims for indemnification against such liabilities would be limited to the payment by us of expenses incurred or paid by a director, officer or control person in the successful defense of any action, suit or proceeding.

                                    PART F/S
                                    --------

                              FINANCIAL STATEMENTS

         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of July 31, 2000, the years ended July 31, 2000 and 1999 and the period from August 2, 1995 (inception) through July 31, 2000 have been audited by Israeloff, Trattner & Co., P.C. as stated in their report appearing herein. The financial statements as of January 31, 2001 and for the six and three months ended January 31, 2001 and 2000 included herein, have not been audited, but are believed by management to contain all accruals and adjustments required for a fair representation of our financial condition and results of operations in accordance with generally accepted accounting principles.


                                                                                               Page
                             WORLD CYBERLINKS CORP.
                              FINANCIAL STATEMENTS
Report of Independent Auditors (Israeloff, Trattner & Co., P.C.)................................F-1
Balance Sheets at January 31, 2001 and July 31, 2000 ...........................................F-2
Statements of Operations for the six and three months ended January 31, 2001 and 2000, the years ended July 31, 2000 and July 31, 1999 and the periods from August 2, 1995 (inception) through January 31, 2001 and July 31, 2000......................................................................F-3
Statements of Stockholders= Equity (Deficit) from August 2, 1995 (inception)
         through January 31, 2001 and July 31, 2000.............................................F-4
Statements of Cash Flows for the six months ended January 31, 2001 and
         2000, the years ended July 31, 2000 and July 31, 1999 and for the period August 2, 1995 (inception) through January 31, 2001.............................F-5
Notes to Financial Statements...................................................................F-6

Report of Independant Auditors (Jonathon L. Anderson, CPA, P.C.) ...............................F-15

                                    PART III
                                    --------
INDEX TO EXHIBITS


      2.1      Certificate of Incorporation*
      2.2      Amendment to the Certificate of Incorporation*
      2.3.1    Bylaws for World Cyberlinks Corp. *
      4.1      Specimen common stock certificate *
      10.1     Reseller Agreement between World Cyberlinks and Riverbed Technologies, Inc. (now Aether
               Systems, Inc.) *
      10.2     Reseller Agreement between Riverbed Technologies, Inc. and World Cyberlinks Corp. *
      10.3     License Agreement with Palm Computing, Inc. (now Palm, Inc.) *
      10.4     Solution Provider Source Code License Agreement with Palm Computing Inc. dated December
               30, 1998*
      10.5     Hardware Developer Agreement - PalmPilot Modem Casing dated April 7, 1998*
      10.6     Amendment No.1 to Hardware Developer Agreement - PalmPilot Modem Casing*
      10.7     Hardware Developer Agreement - Serial Communications dated April 7, 1998*
      10.8     Employment Agreement with Michael Tobin dated November 1, 2000*
      10.9     Employment Agreement with James Gardner dated November 1, 1999*
      10.10    Employment Agreement with Jeffrey Denenberg dated November 1, 1999*
      10.11    Retainer Agreement with David B. Grossman, P.C. dated November 1, 2000*
      10.12    Employment Agreement with David Grossman dated November 1, 1999*
      10.13    Employment Agreement with Richard Stegner dated November 1, 1999*
      10.14    Agreement and Demand Note dated December 21, 1999 between World
               Cyberlinks Corp. and FRF Holdings Corp. *
      10.15    UCC Financing Statement in favor of FRF Holdings Corp. *
      10.16    Lease for office space between World Cyberlinks Corp and MJC Consulting Inc.*
      16.1     Letter on change in certifying accountants from Jonathon L. Anderson, CPA, PC.*
      16.2     Letter on change in certifying accountants from Richard A Eisner & Co., L.L.C.*


*Previously filed.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Post Effective Amendment No.1 to its registration statement to be signed on its behalf by the undersigned, hereunto authorized.

         Dated at Ronkonkoma, New York this 4th day of August 2001.


                                            WORLD CYBERLINKS CORP.


                                            By: /s/ Michael Tobin
                                                    ----------------------------
                                                    Michael Tobin, President and
                                                    Director

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS
                                       AND
                                AUDITORS' REPORT

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999,
            THE SIX AND THREE MONTHS ENDED JANUARY 31, 2001 AND 2000
                                       AND
                    THE CUMULATIVE PERIOD FROM AUGUST 2, 1995
                         (INCEPTION) TO JANUARY 31, 2001

                                    CONTENTS

                                                                       Page
                                                                       ----
AUDITORS' REPORT                                                       F-1

FINANCIAL STATEMENTS

    Balance Sheets                                                     F-2
    Statements of Operations                                           F-3
    Statements of Stockholders' Equity (Deficit)                       F-4
    Statements of Cash Flows                                           F-5
    Notes to Financial Statements                                      F-6-17

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
World Cyberlinks Corp.

We have audited the accompanying balance sheet of World Cyberlinks Corp. (a development stage enterprise) as of July 31, 2000, and the related statements of operations, stockholder's equity (deficit) and cash flows for the years ended July 31, 2000 and 1999, and for the period August 2, 1995 (inception) through July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period August 2, 1995 (inception) through December 31, 1997 were audited by other auditors whose report, dated March 6, 1998, expressed an unqualified opinion on those statements before the restatement described in Note 7. We audited the adjustments described in Note 7 (b) that were applied to restate the periods from August 2, 1995 (inception) through December 31, 1997. The restated financial statements for these periods, include total revenues of $35,203 and cumulative net losses of $336,223. Our opinion on the statements of operations, stockholders' equity (deficit) and cash flows for the period August 2, 1995 (inception) through July 31, 2000, insofar as it relates to amounts for periods prior to January 1, 1998, before the restatement, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of World Cyberlinks Corp. as of July 31, 2000, and the results of its operations and its cash flows for the years ended July 31, 2000 and 1999, and the cumulative period from August 2, 1995 (inception) through July 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company's recurring losses from operations, negative working capital and stockholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Valley Stream, New York                          Israeloff, Trattner & Co., P.C.
February 1, 2001

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                               ASSETS

                                                                     January 31,           July 31,
                                                                    -------------       -------------
                                                                         2001                2000
                                                                    -------------       -------------
                                                                     (Unaudited)
CURRENT ASSETS
     Cash                                                           $         185       $         689

PROPERTY AND EQUIPMENT, at cost, less
     accumulated depreciation of $11,867 and $11,015 (Note 1)               5,976               6,828

OTHER ASSETS
     Patents, net of accumulated amortization of
         $50,000 (Notes 1 and 2)                                               -                   -
     Security deposit                                                         550                  -
                                                                    -------------       -------------
              TOTAL ASSETS                                          $       6,711       $       7,517
                                                                    =============       =============

                                 LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Cash overdraft                                                 $       7,946       $          -
     Accounts payable and accrued expenses                                439,044             421,851
     Loans payable - stockholders (Note 2)                                239,855             215,376
                                                                    -------------       -------------

              Total Current Liabilities                                   686,845             637,227
                                                                    -------------       -------------

OTHER LIABILITIES (Notes 3 and 4)                                         206,500             147,000
                                                                    -------------       -------------
COMMITMENTS AND CONTINGENCIES  (Note 6)

STOCKHOLDERS' DEFICIT (Note 4)
     Common stock - $.001 par value; authorized 20,000,000
         shares; issued and outstanding 7,601,334 and
         6,882,916 shares                                                   7,602               6,884
     Additional paid-in capital                                         7,200,721           6,578,939
     Deficit accumulated during the development stage                  (8,076,757)         (6,653,533)
     Unearned compensation                                                (18,200)           (709,000)
                                                                    -------------       -------------

              Total Stockholders' Deficit                                (886,634)           (776,710)
                                                                    -------------       -------------

              TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT           $       6,711       $       7,517
                                                                    =============       =============


                 See accompanying notes to financial statements.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                              Six Months Ended            Three Months Ended
                                                 January 31,                 January 31,
                                        --------------------------    -------------------------
                                            2001          2000           2001           2000
                                        -----------    -----------    ----------     ----------
                                                 (Unaudited)                        (Unaudited)
Net revenue                             $         -    $         -    $        -     $        -
Cost of sales                                     -              -             -              -
                                        -----------    -----------    ----------     ----------
       Gross profit (loss)                        -              -             -              -
                                        -----------    -----------    ----------     ----------
Operating Expenses
    Marketing and advertising                     -         33,305            -              -
    Research and development                      -          3,455            -           1,105
    General and administrative              452,865      1,011,151       165,973        339,692
    Professional fees                       315,507        224,505       256,281        141,368
    Public relations fees                   654,000        792,000       258,000        396,000
    Depreciation                                852            852           426            426
                                        -----------    -----------    ----------     ----------
       Total operating expenses           1,423,224      2,065,268       680,680        878,591
                                        -----------    -----------    ----------     ----------
       Loss before income taxes          (1,423,224)    (2,065,268)     (680,680)      (878,591)

Income taxes                                     -              -             -              -
                                        -----------    -----------    ----------     ----------
       Net loss                         $(1,423,224)   $(2,065,268)   $ (680,680)    $ (878,591)
                                        ===========    ===========    ==========     ==========
Basic and diluted loss
    per common share                    $      (.19)   $      (.38)   $     (.09)    $     (.16)
                                        ===========    ===========    ==========     ==========
Weighted average number
    of common shares used
    in computation                        7,409,646      5,398,541     7,541,760      5,479,271
                                        ===========    ===========    ==========     ==========




                                         For The                                                For The
                                       Period From                                            Period From
                                      August 2, 1995                                         August 2, 1995
                                       (Inception)             Year Ended July 31,             (Inception)
                                         Through           --------------------------            Through
                                     January 31, 2001         2000           1999            July 31, 2000
                                     ----------------      -----------    -----------        --------------
                                       (Unaudited)
Net revenue                          $         36,059      $         -    $         -        $       36,059
Cost of sales                                  16,496                -              -                16,496
                                     ----------------      -----------    -----------        --------------
       Gross profit (loss)                     19,563                -              -                19,563
                                     ----------------      -----------    -----------        --------------
Operating Expenses
    Marketing and advertising                 380,645           33,305        186,429               380,645
    Research and development                  316,377           20,541        142,826               316,377
    General and administrative              3,253,493        1,574,287        844,266             2,800,628
    Professional fees                       1,713,938          574,780        780,540             1,398,431
    Public relations fees                   2,370,000        1,584,000        132,000             1,716,000
    Depreciation                               61,867            1,707         28,923                61,015
                                     ----------------      -----------    -----------        --------------
       Total operating expenses             8,096,320        3,788,620      2,114,984             6,673,096
                                     ----------------      -----------    -----------        --------------
       Loss before income taxes            (8,076,757)      (3,788,620)    (2,114,984)           (6,653,533)

Income taxes                                        -                -              -                     -
                                     ----------------      -----------    -----------        --------------
       Net loss                      $     (8,076,757)     $(3,788,620)   $(2,114,984)       $   (6,653,533)
                                     ================      ===========    ===========        ==============
Basic and diluted loss
    per common share                                       $      (.62)   $      (.59)
                                                           ===========    ===========

Weighted average number
    of common shares used
    in computation                                           6,116,771      3,577,811
                                                           ===========    ===========


                 See accompanying notes to financial statements.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                          Deficit
                                                                                        Accumulated
                                                                         Additional      During the
                                                   Common Stock           Paid-In      Development      Unearned
                                                Shares       Amount       Capital          Stage       Compensation       Total
                                              ----------     ------     -----------    ------------    ------------    -----------
Common shares issued in connection with
     service rendered in the formation of
     the company on August 2, 1995               500,000     $  500     $   49,500     $    -          $    -          $    50,000
Common shares issued in connection with
     acquisition of patents                      500,000        500         49,500          -               -               50,000
Net loss for the period from inception to
     December 31, 1995                             -            -            -             (50,000)         -              (50,000)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, December 31, 1995                     1,000,000      1,000         99,000         (50,000)         -               50,000

Common shares paid to consultant by
     stockholder                                   -            -           25,000          -               -               25,000
Net loss for the year ended December 31,
     1996                                          -            -            -             (24,744)         -              (24,744)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, December 31, 1996                     1,000,000      1,000        124,000         (74,744)         -               50,256

Common shares issued in a private
     placement at $.10 per share               1,000,000      1,000         99,000          -               -              100,000
Common shares issued in connection with
     professional services rendered               30,000         30          2,970          -               -                3,000
Common shares issued in connection with
     employment services                         500,000        500         49,500          -               -               50,000
Net loss for the year ended December 31,
     1997                                              -            -            -        (261,479)         -             (261,479)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, December 31, 1997                     2,530,000      2,530        275,470        (336,223)         -              (58,223)

Common shares issued in connection with
     private placement at $1.00 per share,
     less costs of $50,000                       830,000        830        779,170          -               -              780,000
Common shares issued in connection with
     conversion of loans payable at $1.00
     per share                                   110,000        110        109,890          -               -              110,000
Common shares issued in connection with
     services rendered                            12,500         13         17,258          -               -               17,271
Net loss for the period from January 1,
     1998 to July 31, 1998                         -            -            -            (413,706)         -             (413,706)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, July 31, 1998                         3,482,500      3,483      1,181,788        (749,929)         -              435,342

Common shares issued in connection with
     private placement at $1.00 per share         70,000         70         69,850          -               -               69,920
Common shares issued in connection with
     private placement at $3 per share in
     April 1999, less costs of issuance of
     $10,000                                      20,000         20         49,980          -               -               50,000
Common shares issued in connection with
     employment agreements                        50,000         50        149,950          -               -              150,000
Common shares and warrants issued for
     services rendered                           614,583        615      2,133,217          -           (1,187,500)        946,332
Warrants granted for services rendered and
     to be rendered                                -            -        1,182,500          -           (1,182,500)          -
Amortization of unearned compensation              -            -            -              -              132,000         132,000
Net loss for the year ended July 31, 1999          -            -            -          (2,114,984)         -           (2,114,984)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, July 31, 1999                         4,237,083      4,238      4,767,285      (2,864,913)     (2,238,000)       (331,390)

Common shares issued in connection with
     exercise of warrants at $.01                500,000        500          4,500          -               -                5,000
Common shares issued in exchange for
     services and exercise of warrant            500,000        500        109,500          -              (55,000)         55,000
Common shares issued for services              1,645,833      1,646      1,697,654          -               -            1,699,300
Amortization of unearned compensation              -            -            -              -            1,584,000       1,584,000
Net loss for the year ended July 31, 2000          -            -            -          (3,788,620)         -           (3,788,620)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, July 31, 2000                         6,882,916      6,884      6,578,939      (6,653,533)       (709,000)       (776,710)

Common shares and warrants issued for
     services rendered (unaudited)               718,418        718        621,782          -               -              622,500
Amortization of unearned compensation              -            -            -              -              690,800         690,800
Net loss for the six months ended
     January 31, 2001 (unaudited)                  -            -            -          (1,423,224)         -           (1,423,224)
                                              ----------     ------     ----------     -----------     -----------     -----------
Balance, January 31, 2001 (unaudited)          7,601,334     $7,602     $7,200,721     $(8,076,757)    $   (18,200)    $  (886,634)
                                              ==========     ======     ==========     ===========     ===========     ===========


                 See accompanying notes to financial statements.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                         For The
                                                                       Period From                                        For The
                                                  For  The            August 2, 1995                                    Period From
                                              Six Months Ended          (Inception)               For The             August 2, 1995
                                                 January 31,              Through            Year Ended July 31,         (Inception)
                                         --------------------------     January 31,     ---------------------------        Through
                                             2001           2000           2001             2000           1999        July 31, 2000
                                         -----------    -----------    ------------     -----------    ------------    -------------
                                                (Unaudited)             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                               $(1,423,224)   $(2,065,268)   $(8,076,757)     $(3,788,620)   $(2,114,984)     $(6,653,533)
                                         -----------    -----------    -----------      -----------    -----------      -----------
  Adjustments to reconcile net
    income to net cash used by
    operating activities:
      Common shares and warrants
        issued in exchange for
        services                           1,372,800      1,966,000      6,231,703        3,485,300      1,228,332        4,858,903
      Depreciation                               852            852         61,867            1,707         28,923           61,015
      Amortization                            -              -             100,000           -              -               100,000
      Changes in assets and
        liabilities:
        Inventory                             -              (4,800)         -                7,991         (7,990)          -
        Increase in other assets                (550)        -                (550)          -              -                -
        Accounts payable and
          accrued expenses                    17,193         85,644        439,044          105,694        260,699          421,851
                                         -----------    -----------    -----------      -----------    -----------      -----------
        Total adjustments                  1,390,295      2,047,696      6,832,064        3,600,692      1,509,964        5,441,769
                                         -----------    -----------    -----------      -----------    -----------      -----------
        Net cash used by
          operating activities               (32,929)       (17,572)    (1,244,693)        (187,928)      (605,020)      (1,211,764)
                                         -----------    -----------    -----------      -----------    -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment         -              -             (17,843)          -              (6,127)         (17,843)
  Additions to intangible assets              -              -            (100,000)          -              -              (100,000)
                                         -----------    -----------    -----------      -----------    -----------      -----------
        Net cash used by investing
          activities                          -              -            (117,843)          -              (6,127)        (117,843)
                                         -----------    -----------    -----------      -----------    -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in cash overdraft                   7,946         -               7,946           -              -                -
  Net proceeds from issuance of
    common stock                              -              -           1,114,920            5,000        119,920        1,114,920
  Proceeds from notes and loans
    payable                                   24,479         17,911        239,855          183,411          9,465          215,376
                                         -----------    -----------    -----------      -----------    -----------      -----------
        Net cash provided by
          financing activities                32,425         17,911      1,362,721          188,411        129,385        1,330,296
                                         -----------    -----------    -----------      -----------    -----------      -----------
NET INCREASE (DECREASE) IN CASH                 (504)           339            185              483       (481,762)             689
CASH, beginning of period                        689            206         -                   206        481,968           -
                                         -----------    -----------    -----------      -----------    -----------      -----------
CASH, end of period                      $       185    $       545    $       185      $       689    $       206      $       689
                                         ===========    ===========    ===========      ===========    ===========      ===========

                                                  SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing
  activities:
  Conversion of notes payable
    into common stock                    $    -         $    -         $   110,000      $    -         $    -           $   110,000
                                         ===========    ===========    ===========      ===========    ===========      ===========
  Payable for agreements to
    issue common shares in return
    for services                         $    56,500    $    -         $   206,500      $   147,000    $    -           $   147,000
                                         ===========    ===========    ===========      ===========    ===========      ===========


                 See accompanying notes to financial statements.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND MANAGEMENT'S PLANS

       World Cyberlinks Corp., a New York corporation, was incorporated on August 2, 1995. The Company was formed to engage in the design, development and distribution of proprietary technology for mobile computing including communications software and "docking" station solutions for mobile data collection and computing devices. The Company's software and/or other vendors' similar software are considered an integral component to the docking solution product. The Company's proprietary technology is protected by five broad United States patents. The Company, since its inception, has been in the development stage and its operations have principally involved research and development, market analysis and other business planning activities and it has had no significant revenues from product sales to date. The Company operates in one business segment, mobile computing and management is not provided with information disaggregating results of docking stations and software as it is not considered relevant.

       Through July 31, 2000, the Company has accumulated net losses of approximately $6,654,000 from operations since its inception. As of July 31, 2000, the Company had a stockholders' deficit of approximately $777,000, and its current liabilities exceeded its current assets by approximately $637,000. The losses, stockholders' deficit and working capital deficiency have all increased through January 31, 2001. These factors, as well as the fact that the Company has not yet achieved commercial acceptance of its proprietary technology, raise substantial doubt about the Company's ability to continue as a going concern.

       To date, a significant portion of the funding of the Company's operations has come from the issuance of equity securities and convertible debt securities. Additionally, the Company has compensated various suppliers, consultants and employees by issuing shares of its common stock in lieu of cash.

       Beginning in 1999, the Company's operations have been financed, in part, with funds received from certain stockholders in the form of 12% interest bearing loans, which are due on demand. These stockholders were granted a security interest in the Company's five patents related to its docking technology as collateral for their loans.

       In 1998, the Company began "beta" testing the docking technology with a number of significant potential users. The Company believes that the testing has been successful to date, although there are currently no orders for the Company's product. Management intends to support operations from additional equity infusions, debt financing, or a combination of both until it can begin commercial manufacturing and sale of its products. In the event that commercial feasibility of the product can be established, the Company would then have to arrange for financing of commercial production. The Company is currently exploring several possible courses of action regarding raising additional capital including, but not limited to, combining the Company with another entity. There are currently no specific plans with regard to capital formation.

       The financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. The Company's ability to continue in existence as a going concern is dependent upon its ability to obtain adequate debt or equity financing to fund additional product development and the eventual production and marketing of its product. Realization of this plan, and therefore, the Company's ability to continue in existence is uncertain. The financial statements do not include any adjustments that might result from this uncertainty.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       FISCAL YEAR END CHANGE

       Commencing January 1, 1998, the Company changed its fiscal year end from December 31st to July 31st.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       REVENUE RECOGNITION


       Revenues recognized from inception to date have been related to sales of early versions of the Company's docking stations and related software. Sales of docking stations (excluding software) are recognized at the time that the goods are shipped to the customer pursuant to arrangements where the fee is fixed or determinable and collectibility is considered probable, in accordance with SAB 101 "Revenue Recognition in Financial Statements".

       Software revenues are recognized using the separate element method of accounting pursuant to SOP 97-2, "Software Revenue Recognition", as amended. Vendor specific objective evidence of the fair value of the elements contained in agreements is based on price of the element when sold separately. For post-contract customer support the fair value is based on the price determined by management having the relevant authority. Post contract support services are recognized over the support period. In accordance with SAB 101 and SOP 97-2, if products, services and maintenance are bundled in a single contract, revenue will generally be recognized once all elements of the contract have been completed.


       Stock-Based Compensation

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires that companies recognize stock-based compensation expense based on the "fair value" accounting method, or, in the case of stock options granted to employees, apply either the aforementioned "fair value" method or the "intrinsic value" method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and disclose pro forma net income or loss assuming the fair value method had been applied.

       With respect to stock options granted to employees, the Company has elected to adopt the disclosure only provisions of SFAS 123 and accordingly, to compute compensation expense as prescribed by APB 25. Under APB 25, compensation cost is determined by the excess of the quoted market price of the Company's common stock on the date of grant over the amount that the employee must pay to exercise the option, multiplied by the number of shares under granted options.

       Compensation expense, related to equity securities issued and issuable pursuant to agreements with employees and others, is recorded when the recipients have rendered the requisite services and satisfied any other conditions necessary to earn the right to benefit from the securities (i.e. when such rights have vested). The value of such shares is based upon the market value of the shares at the date of grant or, in the case of consultants and other non-employees, on the dates that the counterparty completes its performance.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying value of cash, accounts receivable and accounts payable, approximates fair value due to the short-term maturity of these items. The carrying amount of the loans payable- stockholders approximates its fair value based on currently available terms and conditions for similar debt.

       Patents

       Patents are carried at cost less accumulated amortization, which is calculated on a straight-line basis over the estimated useful lives of the patents, five years.

       RESEARCH AND DEVELOPMENT COSTS

       Research and development costs are expensed as incurred.

       PROPERTY, EQUIPMENT AND DEPRECIATION

       Property and equipment is stated at cost. Depreciation is provided principally by the straight-line method over the assets' estimated useful lives, generally five years.

       INCOME TAXES

       The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred taxes if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or if future deductibility is uncertain.

       EARNINGS (LOSS) PER SHARE

       Basic earnings (loss) per share is calculated by dividing the net loss for the year by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming the conversion of all potentially dilutive securities. For each period presented, the effect of such assumed conversions was anti-dilutive. Shares issuable pursuant employment and other agreements are not considered outstanding until actually issued. Potentially dilutive securities at July 31, 2000 and 1999 consisted of the following:

                                              2000                  1999
                                         --------------       ---------------

       Warrants                                750,000              1,250,000

       Restricted common stock                  614,584               885,417
                                         --------------       ---------------

           Total                              1,364,584             2,135,417
                                         ==============       ===============

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       COMMON STOCK SPLIT

       On October 6, 1997, the Company's certificate of incorporation was amended to increase the authorized common shares from 2,000 to 20,000,000, $.001 par value. In addition, on that date, the Board of Directors authorized a 10,000-for-one split of the Company's common stock. Accordingly, all references to the number of common shares, per common share amounts and other references to common shares in the financial statements and notes thereto have been adjusted for this split.

       INTERIM FINANCIAL STATEMENTS

       The unaudited interim financial statements for the six months ended January 31, 2001 and 2000 reflect all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. Results of operations for the six months ended January 31, 2001 are not necessarily indicative of the results to be expected for the year ending July 31, 2001.

2.     RELATED PARTY TRANSACTIONS

       Loans Payable - Stockholders

       Certain stockholders have advanced the Company funds for working capital purposes. The loans are due on demand and bear interest at 12%. The stockholders have been granted a first security interest in the Company's patents as collateral.

       Issuance of Common Shares to Related Parties

       During October 1995, the Company issued 1,000,000 shares of its common stock to its two founders.

       During 1996, one of the Company's founding shareholder's gave 250,000 of his 500,000 common shares to a consultant for services the consultant rendered to the Company.

       During 1997, the Company agreed to issue 500,000 shares to its new president when he agreed to join the Company.

       In November 1999, the Company agreed to issue 1,000,000 shares of its common stock to its former president in connection with a settlement agreement.

       In November 1999, an employee and member of management entered into a series of agreements pursuant to which he will receive an aggregate of 1,075,000 common shares. In addition, three other directors entered into agreements whereby they will receive an aggregate of 425,000 for services rendered through November 2000 and 2001.

       In November 2000, two of the directors referred to above entered into agreements with the Company whereby they are to receive an aggregate of 750,000 common shares for services to be rendered through November 2002.

       See Note 4 for additional disclosures regarding each of the aforementioned equity transactions.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

3.     OTHER LIABILITIES

       Other liabilities, in the amount of $147,000 at July 31, 2000 and $206,500 at January 31, 2001, represents the fair value of 262,500 and 368,750 common shares, respectively, to be issued in connection with certain employment agreements entered into in November 1999 for which compensation expense has been recognized in the financial statements. The shares were subsequently issued in February 2001.

4.     STOCKHOLDERS' DEFICIT

       Common Stock Issuances

       During October 1995, the Company issued 1,000,000 shares of its common stock to its two founders. Each stockholder received 500,000 shares of common stock. One such stockholder received his shares in exchange for the patents referred to in Note 1. The patents were valued at $50,000. Value was determined by reference to the price ($.10 per share) paid by non-affiliates for shares of the Company's common stock in its first private placement of common stock in 1997.

       During 1996, one of the founding shareholders gave 250,000 shares to a consultant for services rendered to the Company. The shares were valued at $.10 per share and an expense of $25,000 was recorded in the 1996 financial statements.

       During 1997, the Company:

              (a) Sold 1,000,000 shares of common stock at $.10 per share in a private placement,

              (b) Issued 30,000 shares of common stock to an attorney as compensation for services rendered, and

              (c) Issued 500,000 shares of common stock to its then new president when he agreed to join the Company. Compensation expense of $50,000 was recorded in 1997.

              The shares issued to the attorney and the new president were valued at $.10 per share, based on the price paid for common stock in the Company's initial private placement of shares noted above.

       In June 1998, the Company sold 900,000 shares of common stock in a second private placement. The shares were sold for $1.00 per share, and the Company realized net proceeds of $850,000.

       Also in June 1998, the Company issued an aggregate of 110,000 shares of common stock to various lenders and affiliates of a former member of the Company's Board of Directors. The shares were issued in satisfaction of certain loans that had been made to the Company in the amount of $110,000.

       In July 1998, consultants to the Company were issued an aggregate of 12,500 shares of common stock for services rendered. Such shares were valued at the fair value of the services rendered and compensation of approximately $17,000 was recognized in 1998.

       In April 1999, the Company issued 50,000 shares of common stock to an employee as compensation pursuant to an employment contract. The shares were valued at $3.00 per share based on the market value of the Company's common shares on that date. Compensation expense of $150,000 was recognized in 1999. Also in April 1999, the Company sold 20,000 to an investor at $3.00 per share.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

4.     STOCKHOLDERS' DEFICIT (CONTINUED)

       Common Stock Issuances (Continued)

       In June 1999, the Company issued 500,000 shares to a consultant pursuant to an arrangement whereby the consultant agreed to provide services to the Company over an eighteen-month period. In addition, the consultant received warrants to acquire 500,000 shares of common stock, exercisable at $.01 per share. The shares and warrants were fully vested and non-forfeitable when issued. Compensation expense related to the agreement in the aggregate amount of $2,370,000 is recognized over the term of the agreement in the financial statements. The fair value of the shares issued and warrants granted were based on the fair value of each equity instrument at the time that the agreement was executed. The warrants were exercised and the shares issued in March 2000. The warrants were valued pursuant to the Black-Scholes Option Pricing Model utilizing the assumptions below. Compensation is reflected as the sole elements of the public relations fee in the accompanying financial statements.

       In November 1999, the Company agreed to issue 1,000,000 shares to the Company's former president, John Russell, who resigned in November 1999. The shares were issued in satisfaction of certain amounts owed to Mr. Russell, compensation for services rendered and settlement of litigation and were valued at their fair value in November 1999 when the settlement was finalized and agreed to by the Board of Directors. The total amount of expense recorded was $562,000, as follows: compensation expense recorded in 1999 of $125,000; in 2000, $60,000 as legal expense and $377,000 in general and administrative expense (including the settlement of litigation of $229,000).


       In February 2000, the Company issued 250,000 shares to a consultant who entered into an agreement to provide professional services to the Company for a one-year period. The shares and warrants were fully vested and non forfeitable when issued. Additionally, the consultant received and exercised a warrant to acquire 250,000 shares at $.01 per share. These equity instruments were valued at their fair value of $110,000 and compensation is being amortized over the one year term of the agreement. Compensation expense recorded pursuant to this agreement was $55,000 in 2000 and none for 1999. Fair value of the warrants was determined in accordance with the Black-Scholes Option Pricing Model.


       Restricted Stock Agreements

       In May 1999, the Company agreed to issue an aggregate of 750,000 shares of common stock to an employee and member of the Board of Directors over the term of a four-year employment agreement. Accordingly, twenty-five percent of the shares vest each year over the four-year term of the agreement. The value of the grant is $2,718,750 based on the fair value at the grant's measurement date. The financial statements for 2000 and 1999 reflect the issuance of 187,500 and 31,250 shares, respectively, and compensation expense of $679,300 and $113,000, respectively.

       In June 1999, the Company agreed to issue 250,000 shares and warrants to acquire 750,000 shares to a law firm for services rendered and to be rendered pursuant to an agreement dated in June 1999 with a three-year term retroactive to August 1998. The shares and warrants are issuable ratably over the three year term of the agreement. Compensation pursuant to the agreement is determined based on the fair value of the equity securities issued at the time that the services are rendered (quarterly). Legal fees recorded pursuant to this agreement were $45,500 and $187,000 during the six months ended January 31, 2001 and 2000, $22,750 and $93,500 for the three months ended January 31, 2001 and 2000, and $373,000 and $708,000 for the years ended July 31, 2000 and 1999. The warrants have been valued pursuant to the Black-Scholes Option Pricing Model when issued utilizing the assumptions described below. There were 83,333 common shares and warrants to acquire 250,000 issued in each of 2000 and 1999 pursuant to this arrangement.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

4.     STOCKHOLDERS' DEFICIT (CONTINUED)

       Restricted Stock Agreements (Continued)

       In November 1999, the Company agreed to the following:

              (a) 1,075,000 shares are to be issued to David Grossman for services provided or to be provided as follows:

                    1) 75,000 for his services as president of the Company from June 1999 to October 1999,

                    2) 400,000 shares as compensation for services of president of the Company for the period November 1, 1999 through October 31, 2000 and,

                    3) 600,000 shares for legal services to be rendered subsequent to October 31, 2000. Shares issuable under this agreement will be valued (and compensation recorded) as the services are rendered. For the six months ended January 31, 2001, Mr. Grossman earned 420,000 shares (valued at $172,000) pursuant to the agreement.

                    As of July 31, 2000 and January 31, 2001, a total of 375,000 shares and 895,000 shares, respectively, had been earned and issued under the arrangements with Mr. Grossman. In addition to the legal fees referred to above, Mr. Grossman earned compensation of $210,000 in 2000 and $56,000 and $0 during the six months and three months ended January 31, 2001, respectively, under the arrangements referred to in (a)(1) and (a)(2) above as president of the Company.

                    The value of the unearned shares on January 31, 2001 was approximately $99,000 based on the fair value of the unissued shares on that date.

              (b) An aggregate of 425,000 shares of common stock are to be issued to three directors/ employees as compensation, in lieu of cash, for services to be rendered through November 2000 and 2001. There were 262,500 common shares issuable at July 31, 2000 pursuant to these arrangements. The aggregate fair value of the shares granted was $238,000 which will be recognized as compensation expense over the terms of the agreements. Compensation expense under these agreements was $147,000 in 2000 and none in 1999.

       During November 2000, the Company agreed to issue a total of 750,000 shares to two employee/directors as compensation, in lieu of cash, for services to be provided to the Company over 24 months. The aggregate fair value of the shares granted was $105,000 which will be recognized as compensation expense over the terms of the agreements.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

4.     STOCKHOLDERS' DEFICIT (CONTINUED)

       Restricted Stock Agreements (Continued)

       The following summarizes shares issued during the six months ended January 31, 2001 and the years ended July 31, 2000 and 1999:

                                             Six Months Ended       Years Ended July 31,
                                             January 31, 2001        2000           1999
                                             ----------------    ------------   ------------
       Shares issued to consultant
         for services                                                  -           500,000
       Shares issued pursuant to
         settlement with former officer                            1,000,000           -
       Shares issued to former president
         for services                              100,000           375,000           -
       Shares issued to legal counsel
         for services                              461,668            83,333        83,333
       Shares issued to director for
         services                                   93,750           187,500        31,250
       Shares issued to president for
         services                                   42,000               -             -
       Shares issued to secretary/
         treasurer for services                     21,000               -             -
                                               -----------       -----------     ---------

              Total                                718,418         1,645,833       614,583
                                               ===========       ===========     =========

       Based upon the agreements in force at July 31, 2000, it is anticipated that common shares will be released from contractual restrictions and issued over the next four years, as follows:

                                                         Number of
                                                       Shares To Be
                                                       Released From
                                                        Contractual
              Year Ending July 31,                     Restrictions
              --------------------                     -------------
                      2001                               1,434,700
                      2002                                 581,000
                      2003                                 281,250
                      2004                                   6,250
                                                       -----------

                                                         2,303,200
                                                       ===========

       As of January 31, 2001, the value of the unvested commons shares issuable pursuant to these agreements was $1,961,000.

       The above does not include 750,000 shares which are issuable pursuant to warrants issued in connection with an agreement with outside counsel for legal services rendered and to be rendered.

       During the years ended July 31, 2000 and 1999, the weighted average fair value at the date of grant of equity instruments earned during the year was $1.95 per share and $1.59 per share, respectively.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

4.     STOCKHOLDERS' DEFICIT (CONTINUED)

       Restricted Stock Agreements (Continued)

       The fair value of each warrant granted is estimated on the grant date using the Black-Scholes Option Pricing Model. The following assumptions were made in estimating fair value:

                                                     2000              1999
                                                 -------------     ------------

              Dividend yield                          0%                0%
              Risk-free interest rate                5.75%             6.00%
              Estimated life of warrants            2 Years           2 Years
              Estimated volatility                   312%              300%

       Warrants

       In connection with a professional service contract entered into during June 1999 with corporate counsel, the Company issued warrants enabling the holder to acquire 750,000 common shares. The warrants are exercisable at $.10 per share until August 2001. The contract provides for a term of three years retroactive to August 1998. The value of the unvested warrants at January 31, 2001 was approximately $54,000.

5.     INCOME TAXES

       At July 31, 2000, the Company has operating loss carryforwards for tax purposes of approximately $6,654,000, which expire through the year 2020. At July 31, 2000, the Company has fully reserved the tax benefit of the operating loss carryforwards (approximately $2,662,000) because management could not conclude that realization or such benefits was more likely than not. Furthermore, the Internal Revenue Code contains provisions which may limit the loss carryforwards available if significant changes in stockholder ownership of the Company occur. The estimated tax benefit of the operating loss is the only temporary difference. As a result of the Company's losses for all periods presented, there are no current or deferred tax provisions needed for any of the periods.

       For the years ended July 31, 2000 and 1999, the valuation allowance was increased by approximately $1,516,000 and $846,000, respectively, to reduce to potential tax benefits resulting from those years' net operating losses. Net operating losses expire as follows:

              Year Ending July 31,
              --------------------
                      2015                           $         50,000
                      2016                                     25,000
                      2017                                    261,000
                      2018                                    414,000
                      2019                                  2,115,000
                      2020                                  3,789,000
                                                     ----------------

                           Total                     $      6,654,000
                                                     ================

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

5.     INCOME TAXES (CONTINUED)

       A reconciliation of the income tax benefit at the statutory rate to the Company's effective rate is as follows:


                                                      (Unaudited)
                                   -------------------------------------------------
                                       Six Months Ended         Three Months Ended               Year Ended
                                          January 31,               January 31,                    July 31,
                                   ----------------------     ----------------------     -------------------------
                                      2001         2000          2001         2000          2000            1999
                                   ---------    ---------     ---------    ---------     -----------     ---------
Computed at the expected
  statutory rate                   $(483,900)   $(706,600)    $(231,400)   $(303,100)    $(1,288,000)    $(719,000)
State income tax benefit,
  net of federal tax                 (85,400)    (124,700)      (40,800)     (53,500)       (228,100)     (127,000)
Increase in valuation
  allowance                          569,300      831,300       272,200      356,600       1,516,100       846,000
                                   ---------    ---------     ---------    ---------     -----------     ---------
Income tax benefit per
  financial statements             $   -        $   -         $   -        $   -         $    -          $   -
                                   =========    =========     =========    =========     ===========     =========

6.     COMMITMENTS AND CONTINGENCIES

       Legal Proceedings

       In October 1999, a former director of the Company commenced an action against a former president/director in the United States District Court for the Northern District of New Jersey. In that action, the plaintiff sought injunctive relief to enjoin the Company from holding a special meeting of the stockholders to consider whether the plaintiff had violated his fiduciary obligations to the stockholders and to consider whether to remove the plaintiff from his position for cause. The District Court judge denied the plaintiff's application in its entirety. The Company filed a counterclaim against the plaintiff and filed a motion to dismiss the entire complaint and to seek sanctions against him. By agreement of the parties to the litigation, the case has been settled without cost to the Company and, accordingly, the matter has been dismissed.

       In February 2000, certain stockholders commenced a stockholders' derivative action in the New York State Supreme Court, Kings County. An application to dismiss was filed by the Company. The action has subsequently been dismissed by agreement between the parties without any cost to the Company.

       Rental Arrangements

       The Company rents office space pursuant to a one year leasing arrangement. Rental expense was $14,500 and $12,250 for the years ended July 31, 2000 and 1999, respectively.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

7.     RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

       a. The financial statements for 2000 and 1999 have been restated to correct for certain errors discovered in the manner of recording stock based compensation. Substantially all corrections relate to stock based compensation. The effects of such corrections on previously reported net loss and net loss per share are as follows:

                                                         (Unaudited)
                                -----------------------------------------------------------
                                         Six Months Ended             Three Months Ended                   Year Ended
                                            January 31,                   January 31,                       July 31,
                                ----------------------------     --------------------------     --------------------------------
                                     2001            2000            2001           2000            2000                1999
                                ------------    ------------     -----------    -----------     -------------      -------------
Net loss as originally
  reported on April 11, 2001    $ (1,737,724)   $ (2,245,268)    $  (840,930)   $  (940,758)    $  (4,136,952)     $  (5,162,584)
Correction of errors                 314,500         180,000         160,250         49,167           348,332          3,047,600
                                ------------    ------------     -----------    -----------     -------------      -------------
    Net loss, as adjusted       $ (1,423,224)   $ (2,065,268)    $  (680,680)   $  (891,591)    $  (3,788,620)     $  (2,114,984)
                                ============    ============     ===========    ===========     =============      =============
Loss Per Share
  Net loss, as originally
    reported *                  $       (.24)   $       (.45)    $      (.11)   $      (.18)    $        (.70)     $       (1.38)
  Correction of errors                   .05             .07             .02            .02               .08                .79
                                ------------    ------------     -----------    -----------     -------------      -------------
  Net loss, as adjusted         $       (.19)   $      (.38)     $      (.09)   $      (.16)    $        (.62)     $        (.59)
                                ============    ============     ===========    ===========     =============      =============

* Based on weighted average number of shares outstanding, as originally reported.

                             WORLD CYBERLINKS CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     (INFORMATION AS TO THE SIX MONTHS ENDED
                     JANUARY 31, 2001 AND 2000 IS UNAUDITED)

7.     RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

       b. The financial statements for the years ended December 31, 1997 and 1996 and the period from August 2, 1995 (inception) to December 31, 1995, were restated to correct for errors discovered, principally in the manner of recording stock based compensation and expenses related to the offering of the Company's common stock. The effects of such corrections on previously reported net income (loss) are as follows:

                                                                          August 2, 1995 (Inception)
                                         Year Ended December 31,             Through December 31,
                                          1997             1996              1997              1995
                                     ------------      ------------     -------------      -----------
Net loss as originally reported      $  (304,289)      $       256      $   (304,033)      $    -
Correction of errors                      42,810           (25,000)          (32,190)         (50,000)
                                     -----------       -----------      ------------       ----------
Net loss, as adjusted                $  (261,479)      $   (24,744)     $   (336,223)      $  (50,000)
                                     ===========       ===========      ============       ==========